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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bley Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen St. Suite #519
(No. and Street)

Fort Worth	TX	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Bley — 817 732-2442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon CPA
(Name – *if individual, state last, first, middle name*)

3208 Jamestown Dr.	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
FEB 23 2018
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Agustina Lopez
My Commission Expires
04/25/2020
ID No. 124898281
NOTARY PUBLIC STATE OF TEXAS

Agustina Lopez 2-21-2018
Notary Public

Laura Bley
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Laura Bley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bley Investment Group, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Agustina Lopez
My Commission Expires
04/25/2020
ID No. 124898281
NOTARY PUBLIC STATE OF TEXAS

Signature

President

Title

Agustina Lopez 2-21-2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Contents

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Bley Investments Group, Inc

We have audited the accompanying statement of financial condition of Bley Investments Group, Inc as of December 31, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Bley Investments Group, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bley Investments Group, Inc as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Schedule I - Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Bley Investments Group, Inc's financial statements. The supplemental information is the responsibility of Bley Investments Group, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 24, 2018

CPA & Advisor

BLEY INVESTMENT GROUP, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$ 413,511
Commissions receivable	33,195
Securities owned	-
Clearing deposit	50,000
Prepaid expenses	24,418
Property and equipment, net	170
TOTAL ASSETS	$ 521,294

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued expenses	$ 2,594
Federal income tax payable-Parent	893
Deferred tax liability	8,409
TOTAL LIABILITIES	11,896

Stockholder's Equity

Common stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Retained earnings	373,767
TOTAL STOCKHOLDER'S EQUITY	509,398
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 521,294

The accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Statement of Income
Year Ended December 31, 2017

Revenue	
Securities commissions	$ 618,464
Interest income	721
TOTAL REVENUE	619,185
Expenses	
Clearing charges	101,368
Communications	40,911
Compensation and related costs	360,123
Occupancy and equipment costs	34,145
Professional fees	27,079
Promotion	7,391
Regulatory fees and expenses	7,772
Other expenses	41,121
TOTAL EXPENSES	619,910
Net Loss before provision for income taxes	(725)
Provision for income taxes	
Current tax benefit - federal	575
Deferred tax expense - federal	(527)
Provision for income taxes	48
NET INCOME	$ (773)

The accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:	
Net Income	$ (773)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	321
Deferred tax expense	(527)
Changes in assets and liabilities	
Decrease in commissions receivable	15,690
Increase in prepaid expenses	(7,844)
Decrease in accrued expenses	(3,491)
Decrease in federal income tax payable-Parent	(1,108)
Net cash provided by operating activities	2,268
Cash flows from financing activities:	
Dividends paid	25,000
Net Increase in cash	27,268
Cash at beginning of year	386,243
Cash at end of year	$ 413,511

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for	
Income taxes - federal	$ 1,683
Income taxes - state	$ -
Interest	$ -

These accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2016	1,000,000	$ 1,000	$ 134,631	$ 399,540	$ 535,171
Dividends paid	-	-	-	(25,000)	(25,000)
Net Income	-	-	-	(773)	(773)
Balances at December 31, 2017	1,000,000	$ 1,000	$ 134,631	$ 373,767	$ 509,398

The accompanying notes are an integral part of these financial statements.

BLEY INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bley Investment Group, Inc., (the Company) was organized in May 1990 as a Texas corporation. The Company is a wholly owned subsidiary of Bley Investment Group Holdings, Inc. (Parent). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers are primarily individuals and institutions located throughout the United States.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The Company operates under a Tri-Party clearing arrangement with Pershing LLC and another registered broker dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Substantially all of the Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Securities Owned

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

The Company is also subject to various state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement under the Tri-Party clearing arrangement provides for ticket charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $50,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $463,363, which was $363,363 in excess of its net capital requirements of $100,000. The Company's net capital ratio was 0.008 to 1.

Note 4 - Fair Value / Securities Owned

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Note 4 - Fair Value / Securities Owned (continued)

Transfers between levels are recognized at the end of the reporting period. During 2017, the Company recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Company during 2017.

At December 31, 2017, no securities were owned by the Company.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 13,783
Office equipment	33,858
	47,641
Accumulated depreciation	(47,471)
	$ 170

Depreciation expense for the year was $321 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Income Taxes

The Parent, filing a federal consolidated income tax return with the Company, allocated the Company's share of federal income taxes. For the year ended December 31, 2017, the Company recorded income taxes payable to Parent and current tax expense-federal of $893 related to the allocated federal income tax due.

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to the effect of the Parent filing its tax return using the cash basis method of accounting. The Company's net deferred tax liability of $8,409 results from the future taxable income related to the cash basis method of accounting and accelerated depreciation used for tax purposes.

Note 7 - Commitments

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company. Rent expense for the year was $27,879 (which includes additional

rental and proportionate share of operating expenses payable under the lease agreements) and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At various times during the year, the Company maintains cash balances at a Texas bank in excess of federally insured amounts. At December 31, 2017, the Company's uninsured cash balances totaled $163,511.

The Company has commissions receivable and a clearing deposit due from the Company's clearing broker/dealer totaling $83,195, or approximately 16% of its total assets.

Note 10 - Related Party Transactions/Economic Dependency/Concentration of Services

The Company paid consulting fees to the Parent totaling $8,318 for the year ended December 31, 2017, which are included in professional fees in the accompanying statement of income.

Two registered securities representatives of the Company, who are also officers of the Company and shareholders of the Parent, generated approximately 90% of the Company's revenue and were due and paid approximately 64% of the Company's

compensation and related costs for the year ended December 31, 2017. One registered representative is paid a salary and the other commission after expenses. The Company is economically dependent upon these individuals due to the concentration of services provided by them.

Note 10 - Related Party Transactions/Economic Dependency/Concentration of Services (continued)

The office lease for the facilities occupied by the Company is in the name of the majority shareholders of the Parent; however, the rent due under the lease is paid by the Company (see Note 7).

Note 11 - Retirement Plan

The Company adopted a SIMPLE IRA (Plan) effective in 1997. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $10,104 for the year ended December 31, 2017, which are included in compensation and related costs in the accompanying statement of income.

Note 12 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through January 24, 2018, the date which the financial statements were available to be issued.

Schedule I

BLEY INVESTMENT GROUP, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	509,398
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		8,447
Prepaid expenses		24,418
Property and equipment, net		170
Other Deductions		13,000
Total deductions and/or charges		46,035
Net capital before haircuts		463,363
Haircuts on securities:		
Securities owned		-
Net Capital	$	463,363
Aggregate indebtedness		
Accrued expenses	$	2,594
Federal income tax payable-Parent		893
Total aggregate indebtedness	$	3,487
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	363,363
Ratio of aggregate indebtedness to net capital		0.008 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Bley Investment Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Bley Investment Group, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of the Year-Ended December 31, 2017

SIPC Reconciliation Report Pursuant to SEA 17a-5(c)(4)

Bley Investment Group, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(C)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2017, which were agreed to by Bley Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Bley Investment Group, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Bley Investment Group, Inc.'s management is responsible for Bley Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no material differences.

2. Compared audited Total Revenue for the period of January 01, 2017 through December 31, 2017, (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no material differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dollar Logsdon CPA
Flower Mound, Texas

January 24, 2018

Bley Investment Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessment and Payments
As of the Year-Ended December 31, 2017

SIPC-7- General Assessment for the year ending December 31, 2017:	$	336
Less: amount paid - DATE, Check No. 11387		171
Amount due with Form SIPC-7, paid DATE, Check No. 11552	$	165

Dollar Logsdon CPA
Flower Mound, Texas

January 24, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*****2627*******************MIXED AADC 220
42701 FINRA DEC
BLEY INVESTMENTS GROUP INC
4200 S HULEN ST STE 519
FORT WORTH, TX 76109-4911

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)		$ 336
B.	Less payment made with SIPC-6 filed (exclude interest) 7/27/17 Date Paid		(171)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 165	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bley Investment Group-Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 14 day of February, 20 18

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Bley INVESTMENT GROUP, INC.

January 16, 2018

Nathan Tuttle, CPA
3208 Jamestown Dr.
Flower Mound, TX 75028

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Bley Investment Group, Inc.,

I. Claims Exemption 15c3-3(k)(2)(ii) from 15c3-3;

II. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

III. We have no exceptions to report this fiscal year.

Regards,

Laura Bley
President
Bley Investment Group, Inc.

Jan. 16, 2018
Date

4200 S. Hulen Street, Suite 519, Fort Worth, TX 76109 • Phone: (817) 732-2442 • (800) 959-BIGI • Fax (817) 732-5997
www.bleyinvestments.com

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Bley Investments Group, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bley Investments Group, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bley Investments Group, Inc claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii), (the "exemption provisions") and (2) Bley Investments Group, Inc stated that Bley Investments Group, Inc met the identified exemption provisions throughout the most recent fiscal year without exception. Bley Investments Group, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bley Investments Group, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
January 24, 2018

CPA & Advisor